SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	RM Opportunity Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	2245 Texas Dr., Suite 300
Sugar Land, TX 77479

TELEPHONE NUMBER:	(281) 778-4900

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
New Castle County
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes	/ / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole initial Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Kihei, Hawaii on this 7th day of July, 2022.

RM Opportunity Trust

/s/ Gabriel Gallegos
By: Gabriel Gallegos
Sole Initial Trustee

Attest:	/s/ Shelbi Falcon

Name:	Shelbi Falcon

Notary No:	133202461

Notary Expiration:	07/06/2025

State of Texas

County of Waller

This instrument was acknowledged before me by means of an interactive two-way audio and video communication on 07/07/2022 by Gabriel Gallegos.